UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Coherus BioSciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

19249H103

(CUSIP Number)

David J. Sorkin, Esq.

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1I, 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19249H103

1.	Names of Reporting Persons KKR BIOSIMILAR L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,949,829(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,949,829(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,949,829(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)            See Item 5.

CUSIP No. 19249H103

1.	Names of Reporting Persons KKR BIOSIMILAR GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,949,829(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,949,829(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,949,829(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)            See Item 5.

CUSIP No. 19249H103

1.	Names of Reporting Persons KKR FUND HOLDINGS L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,949,829(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,949,829(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,949,829(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)           See Item 5.

CUSIP No. 19249H103

1.	Names of Reporting Persons KKR FUND HOLDINGS GP LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,949,829(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,949,829(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,949,829(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)           See Item 5.

CUSIP No. 19249H103

1.	Names of Reporting Persons KKR GROUP HOLDINGS L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,949,829(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,949,829(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,949,829(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)           See Item 5.

CUSIP No. 19249H103

1.	Names of Reporting Persons KKR GROUP LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,949,829(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,949,829(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,949,829(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)           See Item 5.

CUSIP No. 19249H103

1.	Names of Reporting Persons KKR & CO. L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,949,829(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,949,829(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,949,829(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)           See Item 5.

CUSIP No. 19249H103

1.	Names of Reporting Persons KKR MANAGEMENT LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,949,829(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,949,829(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,949,829(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)           See Item 5.

CUSIP No. 19249H103

1.	Names of Reporting Persons HENRY R. KRAVIS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,949,829(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,949,829(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,949,829(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)           See Item 5.

CUSIP No. 19249H103

1.	Names of Reporting Persons GEORGE R. ROBERTS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,949,829(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,949,829(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,949,829(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)           See Item 5.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”) of Coherus BioSciences, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on November 17, 2014 (the “Schedule 13D”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment No. 1 is being filed by:

(i) KKR Biosimilar L.P., a Delaware limited partnership (“KKR Biosimilar”)

(ii) KKR Biosimilar GP LLC, a Delaware limited liability company (“KKR Biosimilar GP”)

(iii) KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(iv) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(v) KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(vi) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(vii) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(viii) KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(ix) Henry R. Kravis, a United States citizen; and

(x) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (x) are collectively referred to herein as the “Reporting Persons”).

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

On February 29, 2016, pursuant to a Convertible Note Purchase Agreement (the “Purchase Agreement”), the Issuer issued and sold to KKR Biosimilar $20.0 million aggregate principal amount of its 8.2% Convertible Senior Notes due 2022 (the “Convertible Notes”).

The purchase of the Convertible Notes by KKR Biosimilar was funded from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions from investors.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety with the following:

The information set forth in Items 3 and 6 of this Amendment No. 1 is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock, the Convertible Notes or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock, the Convertible Notes or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Mr. Satvat serves as a member of the board of directors of the Issuer as of the date of this filing.

Except as set forth above, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 of the Schedule 13D, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other person named in Item 2 of the Schedule 13D with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.         Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety with the following:

(a) and (b) The Reporting Persons beneficially own an aggregate of 3,949,829 shares of Common Stock, which includes (i) 3,055,055 shares of Common Stock held by KKR Biosimilar and (ii) 894,774 shares of Common Stock issuable to KKR Biosimilar upon conversion of the Convertible Notes held by KKR Biosimilar pursuant to the Purchase Agreement, representing approximately 9.9% of the outstanding shares of Common Stock based on 40,033,999 shares of Common Stock outstanding, which includes (x) 39,139,225 shares of Common Stock issued and outstanding as of March 31, 2016, as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 8, 2016 and (y) 894,774 shares of Common Stock that KKR Biosimilar may acquire upon the conversion of the Convertible Notes owned by KKR Biosimilar.  KKR Biosimilar’s right to convert the Convertible Notes into shares of Common Stock will be subject to certain conditions set forth in the Convertible Notes, including the making of all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration or termination of any required waiting period thereunder.

Each of KKR Biosimilar GP (as the general partner of KKR Biosimilar), KKR Fund Holdings (as the sole member of KKR Biosimilar GP) and KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to be the beneficial owner of the securities beneficially owned by KKR Biosimilar, and each disclaims beneficial ownership of the securities.  None of Messrs. Fisher, Janetschek and Sorkin beneficially owns any shares of Common Stock.

(c)          Other than as described in Item 3 above, the Reporting Persons, and to the best knowledge of the Reporting Persons, the other persons named in Item 2 of the Schedule 13D, have had no transactions in the Issuer’s Common Stock in the past 60 days.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The information set forth or incorporated in Item 3 and Item 4 is incorporated by reference in its entirety into this Item 6.

Note Purchase Agreement

Convertible Notes

Pursuant to the Purchase Agreement, KKR Biosimilar purchased an aggregate principal amount of $20.0 million of Convertible Notes.  Under the terms of the Purchase Agreement, the holders of the Convertible Notes may convert their Convertible Notes at their option at any time prior to the close of business on the business day immediately preceding March 31, 2022 into shares of the Issuer’s Common Stock. The initial conversion rate is 44.7387 shares of Common Stock per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of $22.35, and is subject to adjustment in certain events described in the Purchase Agreement.  KKR Biosimilar’s right to convert the Convertible Notes into shares of Common Stock will be subject to certain conditions set forth in the Convertible Notes, including the making of all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration or termination of any required waiting period thereunder.  On or after March 31, 2020, the Issuer may call the Convertible Notes for redemption if the last reported sale price per share of Common Stock exceeds 160% of the conversion price on each of at least 20 trading days during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Issuer sends the related redemption notice. The redemption price will be 109% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (subject to the right of noteholders on a record date to receive the related interest payment date).

The Convertible Notes bear interest at a rate of 8.2% per annum payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning March 31, 2016. The Convertible Notes will mature on March 31, 2022, unless earlier converted, redeemed or repurchased, and bear a premium of 9% of their principal amount, which is payable when the Convertible Notes mature or are repurchased or redeemed by the Issuer.

If a “fundamental change” (as defined in the Purchase Agreement) occurs, then, subject to certain exceptions, the Issuer must offer to repurchase the Convertible Notes for cash at a repurchase price of 109% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date (subject to the right of noteholders on a record date to receive the related interest payment date).

The Convertible Notes are subject to certain events of default, upon the occurrence of which all payments on the Convertible Notes may (and, in certain circumstances, automatically will) become immediately due.

Demand Registration Rights

Pursuant to the Purchase Agreement, the Issuer has granted KKR Biosimilar and the other holders of Convertible Notes certain resale registration rights with respect to the shares of Common Stock issuable upon conversion of the Convertible Notes.  KKR Biosimilar and the other holders of Convertible Notes can, on not more than three occasions, request that the Issuer register all or a portion of their shares of Common Stock which they have received upon conversion of the Convertible Notes.  In the event such shares are to be sold in an underwritten offering, such request for registration must reasonably be expected to result in gross proceeds to the holder of at least $20.0 million.

Piggyback Registration Rights

In the event that the Issuer determines to register any of its securities under the Securities Act of 1933, as amended, (subject to certain exceptions), KKR Biosimilar and the other holders of Convertible Notes will be entitled to certain “piggyback” registration rights allowing the holders to include their shares which they had received upon conversion of the Convertible Notes, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act of 1933, as amended, other than with respect to a registration related to employee benefit plans, the offer and sale of debt securities or corporate reorganizations or certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include such shares in the registration.

Expenses of Registration

The Issuer will pay the registration expenses of the holders of the shares registered pursuant to the demand and piggyback registration rights described above.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit D to this Amendment No. 1 and incorporated by reference herein.

Item 7.                                           Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

D.                                    Convertible Note Purchase Agreement, dated as of February 29, 2016, among Coherus Biosciences, Inc., as Issuer, HealthCare Royalty Partners III, L.P., MX II Associates LLC, KMG Capital Partners, LLC and KKR Biosimilar L.P., each as an Investor, and the Guarantors party thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form 8-K (File No. 001-36721) filed on February 29, 2016).

E.                                     Powers of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2016

KKR BIOSIMILAR L.P.

By:	KKR BIOSIMILAR GP LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR BIOSIMILAR GP LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings L.P., a general partner

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

Exhibit E

POWER OF ATTORNEY

Know all men by these presents that Henry R. Kravis does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Henry R. Kravis
Name: Henry R. Kravis

Date: May 28, 2014

Exhibit E

POWER OF ATTORNEY

Know all men by these presents that George R. Roberts does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ George R. Roberts
Name: George R. Roberts

Date: May 28, 2014

Exhibit E

POWER OF ATTORNEY

Know all men by these presents that William J. Janetschek does hereby make, constitute and appoint David J. Sorkin, Terence Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ William J. Janetschek
Name: William J. Janetschek

Date: May 28, 2014